Exhibit 99.1

EXECUTION VERSION

Methanex Corporation

4.250% Senior Notes due 2024

5.650% Senior Notes due 2044

Underwriting Agreement

November 13, 2014

BNP Paribas Securities Corp.

J.P. Morgan Securities LLC

RBC Capital Markets, LLC

As representatives of the several Underwriters

named in Schedule I hereto

c/o	BNP Paribas Securities Corp.

787 Seventh Avenue, 7th Floor

New York, NY 10019-6016

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

RBC Capital Markets, LLC

Three World Financial Center

200 Vesey Street

New York, New York 10281

Ladies and Gentlemen:

Methanex Corporation, a Canadian corporation (the “Company”), proposes, subject to the terms and conditions stated herein, to issue and sell to the Underwriters named in Schedule I hereto (the “Underwriters”), for whom you (the “Representatives”) are acting as representatives, an aggregate of US$300,000,000 principal amount of the Company’s 4.250% Senior Notes due 2024 (the “2024 Notes”) and an aggregate of US$300,000,000 principal amount of the Company’s 5.650% Senior Notes due 2044 (the “2044 Notes” and, together with the 2024 Notes, the “Securities”).

1. The Company represents and warrants to, and agrees with, each of the Underwriters that:

(a) The Company meets the requirements under the Securities Act (British Columbia) and the rules, regulations and national, multi-jurisdictional or local instruments and published policy statements applicable in the Province of British Columbia (collectively, the “BC Securities Laws”), including the rules and procedures established pursuant to National Instrument 44-101 - Short Form Prospectus Distributions and National Instrument 44-102 - Shelf Distributions (the “Shelf Procedures”), for the distribution of the Securities in the Province of British Columbia pursuant to a short form shelf prospectus; a final short form base shelf prospectus (the “Canadian Base Prospectus”) in respect of up to US$750,000,000 aggregate initial offering amount of debt securities of the Company (the “Shelf Securities”) has been filed with the British Columbia Securities Commission (the “BCSC”) as the review jurisdiction under National Instrument 44-101 in respect of the offering of the Securities; a receipt has been obtained from the BCSC in respect of such Canadian Base Prospectus in the form heretofore delivered to the Representatives (together with all documents filed in connection therewith and all documents incorporated by reference therein); no other document pertaining to the Canadian Base Prospectus or document incorporated by reference therein has been filed with the BCSC except for any documents heretofore delivered to the Representatives; no order having the effect of ceasing or suspending the distribution of the Shelf Securities (including the Securities) has been issued by the BCSC and no proceeding for that purpose has been initiated or, to the best of the Company’s knowledge, threatened by the BCSC; there are no reports or other information that in accordance with the requirements of the BCSC must be made publicly available in connection with the offering of the Securities that have not been made publicly available as required; there are no documents required to be filed with the BCSC in connection with the Prospectuses (as defined below) that have not been filed as required; there are no contracts, documents or other materials required to be described or referred to in the Registration Statement (as defined below) or the Prospectuses or to be filed or incorporated by reference as exhibits to the Registration Statement that are not described, referred to or filed or incorporated by reference as required and, in the case of those documents filed, delivered to the Representatives.

The preliminary prospectus supplement relating to the offering of the Securities which excludes certain pricing information and other final terms of the Securities, together with the Canadian Base Prospectus, is hereinafter called the “Canadian Preliminary Prospectus”; the final prospectus supplement relating to the offering of the Securities which includes the pricing and other information omitted from the Canadian Preliminary Prospectus, to be filed with the BCSC in accordance with the BC Securities Laws and in accordance with Section 5(a) hereof, together with the Canadian Base Prospectus, is hereinafter called the “Canadian Prospectus”. As used herein, the terms “Canadian Base Prospectus,” “Canadian Preliminary Prospectus,” and “Canadian Prospectus” shall include the documents, if any, included or incorporated by reference therein;

(b) (i) The Company meets the general eligibility requirements for use of Form F-10 under the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations of the Securities and Exchange Commission (the “Commission”) thereunder; the Company has filed with the Commission a registration statement on Form F-10 (File No. 333-199756), as amended, relating to the Shelf Securities and an appointment of agent for service of process on Form F-X (the “Form F-X”) relating to such registration statement (the registration statement as amended as of the Effective Date (as defined below), including the prospectus constituting a part thereof, all exhibits thereto (but excluding the Form T-1 (as defined below)) and the documents incorporated by reference therein at the time such registration statement became effective, is hereinafter called the “Registration Statement”); the Company has caused the Trustee (as defined below) to prepare and file with the Commission a Form T-1 Statement of Eligibility and Qualification of the Trustee (the “Form T-1”) under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”); the “Effective Date” means the effective date of the Registration Statement under the Securities Act for purposes of liability under Section 11 of the Securities Act of the Underwriters with respect to the offering of the Securities; and (ii) the base prospectus relating to the Shelf Securities filed as part of the Registration Statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter called the “Base Prospectus”; the Base Prospectus, as supplemented by the preliminary prospectus supplement specifically relating to the Securities, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter referred to as the “Preliminary Prospectus”. For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, “Disclosure Package” means the Preliminary Prospectus together with the final term sheet substantially in the form set forth in Annex I hereto, and “Prospectus” means the final prospectus supplement relating to the offering of the Securities that discloses the public offering price and other final terms of the Securities, together with the Base Prospectus, filed with the Commission pursuant to General Instruction II.L. of Form F-10, in accordance with Section 5(a) hereof. As used herein, the terms “Base Prospectus,” “Preliminary Prospectus,” “Disclosure Package” and “Prospectus” shall include the documents, if any, included or incorporated by reference therein. The Terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Canadian Base Prospectus, the Canadian Preliminary Prospectus, the Canadian Prospectus, the Base Prospectus, the Preliminary Prospectus, the Disclosure Package, any free writing prospectus or the Prospectus shall include any document subsequently filed by the Company pursuant to BC Securities Laws or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, that are deemed to be incorporated by reference therein. As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the Base Prospectus; “Preliminary Prospectuses” shall mean, collectively, the Canadian Preliminary Prospectus and the Preliminary Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Prospectus and the Prospectus;

(c) Each document filed or to be filed with the BCSC and incorporated by reference in the Canadian Preliminary Prospectus or the Canadian Prospectus, as amended or supplemented, if applicable, when such documents were or are filed with the BCSC, conformed or will conform when so filed in all material respects to the requirements of BC Securities Laws, and none of such documents, as of their respective dates, contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Disclosure Package or the Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, and none of such documents, as of their respective dates, contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions contained in the Canadian Preliminary Prospectus, the Canadian Prospectus, the Disclosure Package or the Prospectus, as amended or supplemented, if applicable, made in reliance upon and in conformity with information furnished to the Company in writing by an Underwriter through the Representatives expressly for use therein;

(d) The Canadian Base Prospectus conforms, and the Canadian Prospectus, as amended or supplemented, if applicable, will conform, in all material respects with the applicable requirements of BC Securities Laws; the Canadian Preliminary Prospectus, as of its filing date, did not, and the Canadian Prospectus, as amended or supplemented, if applicable, as of its filing date and as of the Closing Date (as defined in Section 4 hereof), will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and the Canadian Preliminary Prospectus, as of its filing date, constituted, and the Canadian Prospectus, as amended or supplemented, if applicable, as of its filing date and as of the Closing Date, will constitute, full, true and plain disclosure of all material facts relating to the Securities and the Company within the meaning of the Securities Act (British Columbia);

provided, however, that this representation and warranty shall not apply to any statements or omissions contained in the Canadian Preliminary Prospectus or the Canadian Prospectus, as amended or supplemented, if applicable, made in reliance upon and in conformity with information furnished to the Company in writing by an Underwriter through the Representatives expressly for use therein;

(e) The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before, or to the knowledge of the Company, threatened by the Commission;

(f) (i) The Registration Statement, as of the Effective Date, did not contain, and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Registration Statement, as of the Effective Date, the Preliminary Prospectus, as of the date of the preliminary prospectus supplement specifically relating to the Securities, and the Disclosure Package, as of the Applicable Time (which shall be defined to be 10:36 a.m. New York City time on the date hereof), complied, and the Prospectus, as of the date of the final prospectus supplement specifically relating to the Securities, and as amended or supplemented on or prior to the Closing Date, if applicable, will comply, in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (iii) the Disclosure Package, as of the Applicable Time, did not, and at the Closing Date, the Disclosure Package, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (iv) each “issuer free writing prospectus” and “road show”, each as defined in Rule 433(h) of the Securities Act, if any, when considered together with the Disclosure Package, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (v) the Prospectus, as amended or supplemented, if applicable, as of the date of the final prospectus specifically relating to the Securities and as of the Closing Date, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to (A) any statements or omissions made in reliance upon and in conformity with information furnished to the Company in writing by an Underwriter through the Representatives expressly for use therein or (B) that part of the Registration Statement that constitutes the Form T-1. As of the respective date of each and on the Closing Date, the Preliminary Prospectus conforms in all material respects to the Canadian Preliminary Prospectus, and the Prospectus, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, as amended or supplemented, if applicable, in each case except for such deletions therefrom and additions thereto as are permitted or required by Form F-10, and the applicable rules and regulations of the Commission. The Form F-X conforms in all material respects with the requirements of the Securities Act and the rules and regulations of the Commission under the Securities Act;

(g) The Company is not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Except for the free writing prospectuses, if any, identified in Annex I hereto forming part of the Disclosure Package, and the electronic road show set forth in Annex II, each furnished to the Representatives before first use, the Company has not used or referred to, and will not, without the prior consent of the Representatives (such consent not to be unreasonably withheld), use or refer to, any free writing prospectus;

(h) Neither the Company nor any of its subsidiaries has sustained, since the date of the latest audited financial statements included or incorporated by reference in the Disclosure Package and the Prospectuses, any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Disclosure Package and the Prospectuses, except where such event has not had or would not have a Material Adverse Effect (as defined herein); and, since the respective dates as of which information is given in the Disclosure Package and the Prospectuses, there has not been (i) any change in the share capital or long-term debt of the Company or any of its subsidiaries or (ii) any material adverse change, or any development involving a prospective material adverse change, in or affecting the general affairs, management, financial position, shareholders’ equity or results of operations of the Company and its subsidiaries taken as a whole (“Material Adverse Effect”), in each case otherwise than as set forth or contemplated in the Disclosure Package and the Prospectuses;

(i) The Company or one of its subsidiaries has good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by it and that is material to the business of the Company and its subsidiaries, taken as a whole, in each case free and clear of all liens, encumbrances and defects except such as are described in the Disclosure Package and the Prospectuses or such as do not individually or in the aggregate materially affect the value of such property and do not individually or in the aggregate interfere with the use made and proposed to be made of such property by the Company or its subsidiaries; and any real property and buildings, that are material to the business of the Company and its subsidiaries, taken as a whole, held under lease by the Company or one of its subsidiaries is held by it under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company or its subsidiaries;

(j) Each subsidiary of the Company, as that term is defined in Rule 1-02 of Regulation S-X under the Securities Act (“Rule 1-02”), that is a “significant subsidiary” of the Company (as such term is defined in Rule 1-02) (each a “Significant Subsidiary” and, collectively, the “Subsidiaries”) is listed in Schedule II to this Agreement;

(k) Each of the Company and its Subsidiaries has been duly incorporated, amalgamated, organized, continued or formed and is validly existing as a corporation or partnership in good standing under the laws of its jurisdiction of incorporation, amalgamation, organization, continuance or formation with power and authority (corporate or other) to own its properties and conduct its business as described in the Disclosure Package and the Prospectuses, and has been duly qualified as an extra-provincial or foreign corporation or partnership for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, or is subject to no liability or disability by reason of the failure to be so qualified in any such jurisdiction, except where such failure to be so qualified would not have a Material Adverse Effect;

(l) The Company has an authorized capitalization as set forth in the Disclosure Package and the Prospectuses, and all of the issued shares in the capital of the Company have been duly and validly authorized and issued and are fully paid and non-assessable; and all of the issued and outstanding shares or partnership interests of each Subsidiary have been duly and validly authorized and issued, are fully paid and non-assessable and (except for directors’ qualifying shares) are owned directly or indirectly by the Company in the percentages set forth on Schedule II hereto, free and clear of all liens, encumbrances, equities or claims (except for encumbrances on the shares of Egyptian Methanex Methenol Company S.A.E. incurred in connection with the limited recourse debt facilities described in note 8 to the Company’s annual consolidated financial statements for the year ended December 31, 2013) and there are no restrictions on transfers of the Securities, subsequent to their issue, under the laws of Canada and of the United States, except for Securities, if any, sold in Canada pursuant to the Canadian Offering Memorandum (as defined herein);

(m) The indenture dated as of July 20, 1995 between the Company and The Bank of New York Mellon (formerly United States Trust Company of New York), as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture dated as of June 18, 2002, as supplemented by the Second Supplemental Indenture dated as of June 19, 2002, as supplemented by the Third Supplemental Indenture dated as of December 9, 2003, as supplemented by the Fourth Supplemental Indenture dated as of August 3, 2005, as supplemented by the Fifth Supplemental Indenture dated as of February 28, 2012, and as to be supplemented by the Sixth Supplemental Indenture to be dated as of the Closing Date (as so supplemented, the “Indenture”), has been duly authorized and duly qualified under the Trust Indenture Act and constitutes a valid and legally binding instrument of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, fraudulent conveyance and other similar laws affecting creditors’ right and remedies generally and general principles of equity including, without limitation, standards of materiality, good faith, fair dealing and reasonableness, equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity and the Indenture conforms to the description thereof in the Disclosure Package and the Prospectuses;

(n) The Securities have been duly authorized and, when issued and delivered pursuant to this Agreement and the Indenture, will have been duly executed, authenticated, issued and delivered and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, moratorium, fraudulent conveyance and other similar laws affecting creditors’ right and remedies generally and general principles of equity including, without limitation, standards of materiality, good faith, fair dealing and reasonableness, equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity, the Securities will be entitled to the benefits provided by the Indenture and the Securities will conform to the description thereof in the Disclosure Package and the Prospectuses;

(o) The Company has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and this Agreement has been duly authorized, executed and delivered by the Company;

(p) The issue and sale of the Securities and the compliance by the Company with all of the provisions of the Securities, the Indenture and this Agreement and the consummation of the transactions herein and therein contemplated will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default (or, with the giving of notice or lapse of time, or both, would constitute a default) (“Default”) under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject (except for such conflicts, breaches, violations or defaults which would not result in a Material Adverse Effect), (ii) result in any violation of the provisions of the Articles of Continuance or By-laws, as amended, of the Company or (iii) contravene any statute or any order, rule or regulation of any court, central bank, stock exchange or governmental agency or body (“Governmental Agency”) having jurisdiction over the Company or any of its subsidiaries or any of their properties that would have a Material Adverse Effect; and no consent, approval, authorization, order, registration, clearance or qualification (“Governmental Authorization”) of or with any such Governmental Agency is required for the issue and sale of the Securities or the consummation by the Company of the transactions contemplated by this Agreement or the Indenture, except the registration under the Securities Act of the Securities and such Governmental Authorization as may be required under BC Securities Laws, such as have been obtained under the Trust Indenture Act and the Canada Business Corporations Act, and such Governmental Authorizations as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Securities by the Underwriters;

(q) Neither the Company nor any of its Subsidiaries is (i) in violation of its Articles of Continuance or By-laws (or other constating instrument, as applicable) or (ii) in Default in the performance or observance of any obligation, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound (except, in the case of clause (ii) above, for such Defaults which would not result in a Material Adverse Effect);

(r) The statements set forth in the Disclosure Package and the Prospectuses under the captions “Description of the Notes”, insofar as they purport to constitute a summary of the terms of the Securities; under the captions “Certain Income Tax Considerations” and “Underwriting”, insofar as they purport to describe the provisions of the laws and documents referred to therein, are a fair summary of such terms and provisions and insofar as such statements constitute legal considerations, are accurate and correct in all material respects, in each case subject to the qualifications, limitations and assumptions set out under each such caption in the Disclosure Package or the Prospectuses, as applicable;

(s) Except as disclosed in the Disclosure Package and the Prospectuses or as would not individually or in the aggregate have a Material Adverse Effect, (i) the Company and its subsidiaries are each in compliance with all applicable Environmental Laws (as defined herein), (ii) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are in compliance with their requirements, (iii) there are no pending or, to the knowledge of the Company, threatened Environmental Claims (as defined herein) against the Company or any of its subsidiaries, and (iv) to the knowledge of the Company, there are no circumstances with respect to any property or operations of the Company or its subsidiaries that could reasonably be anticipated to form the basis of an Environmental Claim against the Company or its subsidiaries. In addition, based upon the Company’s reviews, conducted in the ordinary course of its business, of the effect of Environmental Laws on the business and operations of the Company and its subsidiaries, the

Company has reasonably concluded that, except as disclosed in the Disclosure Package and the Prospectuses, the costs and liabilities under Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, remediation, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and potential liabilities to third parties) would not, individually or in the aggregate, have a Material Adverse Effect, or be required to be disclosed in the Disclosure Package and the Prospectuses;

For purposes of this subsection, the following terms shall have the following meanings: “Environmental Law” means any applicable Canadian, United States, Chilean, New Zealand, Trinidad or Egyptian (or other applicable jurisdiction’s) federal, provincial, state, local or municipal statute, law, rule, regulation, ordinance, code, or rule of common law and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to the environment, health, safety or any chemical, material or substance, exposure to which is prohibited, limited or regulated by any governmental authority. “Environmental Claim” means any administrative, regulatory or judicial action, suit, demand, demand letter, claim, lien, notice of noncompliance or violation, investigation or proceeding relating in any way to any Environmental Law;

(t) Other than as set forth in the Disclosure Package and the Prospectuses, and other than as previously disclosed to the Representatives with respect to the legal actions which the Company believes are unlikely to be determined adversely against the Company, there are no legal or governmental actions, suits or proceedings pending to which the Company or any of its subsidiaries is a party or of which any property of the Company or any of its subsidiaries is the subject which, if determined adversely to the Company or any of its subsidiaries, would individually or in the aggregate have a Material Adverse Effect; and, to the best of the Company’s knowledge, no such actions, suits or proceedings are threatened or contemplated by any Governmental Agency or threatened by others;

(u) The Company is not and, after giving effect to the offering and sale of the Securities, will not be an “investment company”, as such term is defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(v) No Governmental Authorization of any Governmental Agency is required to effect payments of principal, premium, if any, and interest on the Securities;

(w) No withholding tax imposed under the Income Tax Act (Canada) will be payable in respect of the payment of the Underwriters’ Commission by the Company to an Underwriter, provided that the Underwriter deals at arm’s length with the Company (as such term is understood for purposes of the Income Tax Act (Canada)); the services performed by the Underwriter for which the Underwriters’ Commission is payable are performed in the ordinary course of business carried on by the Underwriter that includes the performance of such services for a fee; the amount of each such payment is reasonable in the circumstances; and each such payment is made in respect of services rendered by the Underwriter wholly outside of Canada;

(x) No goods and services tax imposed under the federal laws of Canada or the laws of any province or territory thereof will be payable by the Company to, or collectable by, an Underwriter that is not a resident of Canada, in respect of the payment of the Underwriters’ Commission to such Underwriter, provided that each such payment is made in respect of services performed by the Underwriter wholly outside of Canada;

(y) No stamp duty, documentary taxes or similar taxes are payable by the Company under the federal laws of Canada or the laws of any province or territory thereof in connection with the sale and delivery of the Securities pursuant to this Agreement by the Company;

(z) The Company and each of its subsidiaries have all licenses, franchises, permits, authorizations, approvals and orders and other concessions of and from all Governmental Agencies (collectively, “Permits”) that are necessary to own or lease their properties and conduct their businesses as described in the Disclosure Package and the Prospectuses, except where the failure to obtain such Permit would not have a Material Adverse Effect;

(aa) The Company or one of its subsidiaries owns or possesses, or can acquire on reasonable terms, adequate patents, patent rights, licenses, inventions, copyrights, know how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property (collectively, “Intellectual Property”) necessary to carry on the business now operated by the Company and its subsidiaries, except where the failure to so own, possess or acquire the Intellectual Property would not, individually or in the aggregate, have a Material Adverse Effect, and neither the Company nor any of its subsidiaries has received any notice or is otherwise aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances which would render any Intellectual Property invalid or inadequate to protect the interest of the Company or any of its subsidiaries therein, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy, individually or in the aggregate, would result in a Material Adverse Effect;

(bb) Neither the Company nor any of its subsidiaries has taken, directly or indirectly, any action which was designed to or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company or, except as permitted by this Agreement, facilitate the sale or resale of the Securities;

(cc) KPMG LLP, who have audited and reported on certain annual consolidated financial statements (including the related notes thereto) of the Company and its subsidiaries, are independent public accountants as required by the Securities Act and the rules and regulations thereunder and are independent with respect to the Company within the meaning of the Canada Business Corporations Act and the BC Securities Laws;

(dd) The consolidated financial statements incorporated by reference in the Disclosure Package and the Prospectuses, together with the related schedules, if any, and notes, present fairly the financial position of the Company and its consolidated subsidiaries at the dates indicated and the consolidated statements of income, comprehensive income, changes in income and cash flows of the Company and its consolidated subsidiaries for the periods specified; such financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applied on a consistent basis throughout the periods involved, except as may be expressly stated in the related notes thereto. The selected consolidated financial data and the summary consolidated financial data included in the Disclosure Package and the Prospectuses present fairly the information shown therein and have been compiled on a basis consistent with that of the audited and unaudited consolidated financial statements incorporated by reference in the Disclosure Package and the Prospectuses;

(ee) No labor dispute with the employees of the Company or any subsidiary exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or any subsidiary’s principal suppliers, manufacturers, customers or contractors, which, in either case, may reasonably be expected to result in a Material Adverse Effect;

(ff) Except as disclosed in the Disclosure Package and the Prospectuses, neither the Company nor any of its subsidiaries is a party to any contract, agreement or understanding with any officer, director, employee or any other person not dealing at arm’s length with the Company which is required to be disclosed under the Securities Act or applicable BC Securities Laws and the Company does not have any outstanding loans to any of its officers or directors;

(gg) The Company will not offer or sell the Securities, directly or indirectly, in Canada, or to or for the benefit of any resident of Canada, except in, or to or for the benefit of residents of, the Provinces of British Columbia, Alberta, Ontario or Quebec (the “Designated Provinces”) on a private placement basis, under an offering memorandum (the “Canadian Offering Memorandum”) prepared for such purpose, pursuant to exemptions from the prospectus requirements of the securities laws of the Designated Provinces and otherwise in compliance with those laws, and any such sales will only be made through the Underwriters or their Canadian affiliates;

(hh) Neither the Company nor any of its subsidiaries nor, to the best knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries has taken any action, directly or indirectly, that would reasonably be expected to result in a material violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA; and the Company, its subsidiaries and, to the best knowledge of the Company, its affiliates have conducted their businesses in material compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith;

(ii) The operations of the Company and its subsidiaries are and have been conducted at all times in compliance in all material respects with the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency to which the Company and its subsidiaries are subject (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened;

(jj) Neither the Company nor any of its subsidiaries nor, to the best knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is currently subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority (collectively, “Sanctions”); and the Company will not directly or indirectly use the proceeds of the offering of the Securities, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the business or activities of any person currently subject to any Sanctions;

(kk) The Indenture and the issuance of the Securities thereunder are exempt from Part VIII of the Canada Business Corporation Act pursuant to an exemption order obtained under the provisions of the Canada Business Corporation Act and, except for the filing of the Indenture with the BCSC, no other registration, recording or filing of the Indenture is required under the federal laws of Canada or the laws of the Province of British Columbia in connection with the authorization, execution, delivery and performance by the Company of the Indenture;

(ll) The Company maintains disclosure controls and procedures as required by Rule 13a-15 or Rule 15d-15 under the Exchange Act and as contemplated by the certifications required under Form 52-109F1 and Form 52-109F2 under Multilateral Instrument 52-109-Certification of Disclosures in Issuer’s Annual and Interim Filings (“52-109”), and such controls and procedures are effective to ensure that all material information concerning the Company is made known, on a timely basis, to the individuals responsible for the preparation of the Company’s filings with the Commission and the BCSC. The Company has disclosed to its auditors and the audit committee of its board of directors (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as such term is defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act and, in Canada, under 52-109) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting;

(mm) The Company maintains systems of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(nn) The Company has complied in all material respects with the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated in connection therewith, and the corporate governance rules of the Nasdaq Global Market applicable to it; and

(oo) The Company has not filed any confidential material change report with any of the applicable Canadian securities commissions or similar regulatory authorities, the Toronto Stock Exchange or any other self-regulatory authority which remains confidential.

2. Subject to the terms and conditions herein set forth, the Company agrees to issue and sell to the several Underwriters and, on the basis of the representations, warranties and agreements and subject to the terms and conditions herein, each of the Underwriters agrees, severally and not jointly, to purchase from the Company, (i) at a purchase price of 98.847% of the principal amount thereof, plus accrued interest, if any, from November 18, 2014 to the Closing Date, the principal amount of 2024 Notes set forth opposite the name of such Underwriter in Schedule I hereto and (ii) at a purchase price of 98.478% of the principal amount thereof, plus accrued interest, if any, from November 18, 2014 to the Closing Date, the principal amount of 2044 Notes set forth opposite the name of such Underwriter in Schedule I hereto.

As compensation to the Underwriters for their respective commitments hereunder, at the Time of Delivery (as defined below) the Company will pay to the Representatives for the accounts of the several Underwriters, an underwriting commission equal to (i) 0.650% of the principal amount of the 2024 Notes (the “Underwriters’ 2024 Notes Commission”) and (ii) 0.875% of the principal amount of the 2044 Notes (the “Underwriters’ 2044 Notes Commission” and together with the Underwriters’ 2024 Notes Commission, the “Underwriters’ Commission”). The parties agree that the Underwriters shall set off the Underwriters’ Commission against a portion of the purchase price payable to the Company in an amount equal to the Underwriters’ Commission and payment by the Underwriters to the Company in accordance with the above paragraph of the purchase price net of the Underwriters’ Commission shall be full satisfaction of the Underwriters’ obligation to pay the purchase price for the Securities and the Company’s obligation to pay the Underwriters’ Commission.

3. The several Underwriters propose to offer the Securities for sale upon the terms and subject to the conditions set forth in this Agreement, the Disclosure Package and the Prospectuses. Additionally, the Underwriters: (i) will not offer or sell Securities in any province or territory of Canada except in, or to or for the benefit of residents of, the Designated Provinces on a private placement basis under the Canadian Offering Memorandum prepared for such purpose, pursuant to exemptions from the prospectus requirements of the securities laws of the Designated Provinces and otherwise in compliance with those laws, and any such sales will only be made through the Underwriters or their Canadian affiliates; and (ii) have not made, and will not make, any offer relating to the Securities that would constitute a “free writing prospectus” (as defined in Rule 405 under the Securities Act), without the prior consent of the Company and the Representatives (such consent not to be unreasonably withheld), provided however, the Underwriters are authorized to use a free writing prospectus that contains only information (x) describing the preliminary terms of the Securities or their offering or (y) describing the final terms of the Securities or the Company which will not be inconsistent with the final term sheet substantially in the form set forth in Annex I hereto or the information in the road show set forth in Annex II hereto.

4. (a) The Securities to be purchased by each Underwriter hereunder will be represented by one or more definitive global Securities in book-entry form which will be deposited by or on behalf of the Company with The Depository Trust Company (“DTC”) or its designated custodian. The Company will deliver the Securities to the Representatives, for the account of each Underwriter, against payment by or on behalf of such Underwriter of the purchase price therefor in U.S. dollars by wire transfer of Federal (same-day) funds to the account specified by the Company to the Representatives at least forty-eight hours in advance of the Time of Delivery. The Company will cause the certificates representing the Securities to be made available to the Representatives for checking at least twenty-four hours prior to the Time of Delivery at the office of DTC or its designated custodian (the “Designated Office”) or otherwise, including by electronic delivery of draft copies thereof. The time and date of such delivery and payment shall be 9:00 a.m., New York City time, on November 18, 2014 or such other time and date as the Representatives and the Company may agree upon in writing. Such time and date are herein called the “Time of Delivery” and such date is herein called the “Closing Date”.

(b) The documents to be delivered at the Time of Delivery by or on behalf of the parties hereto pursuant to Section 7 hereof, including the cross-receipt for the Securities and any additional documents requested by the Underwriters pursuant to Section 7(k) hereof, will be delivered at the offices of McCarthy Tetrault LLP, 1300-777 Dunsmuir Street, Vancouver, British Columbia, Canada (the “Closing Location”), and the Securities will be delivered at the Designated Office, all at the Time of Delivery. A meeting will be held at the Closing Location at

5:00 p.m., New York City time, on the New York Business Day next preceding the Closing Date, at which meeting the final drafts of the documents to be delivered pursuant to the preceding sentence will be available for review by the parties hereto. For the purposes of this Section 4 and Section 5, “New York Business Day” shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York or Vancouver, British Columbia are generally authorized or obligated by law or executive order to close.

5. The Company agrees with each of the Underwriters:

(a) To prepare the Canadian Prospectus and the Prospectus in a form reasonably approved by the Representatives and (i) to file the Canadian Prospectus with the BCSC in accordance with the Shelf Procedures not later than the BCSC’s close of business on the second business day following the execution and delivery of this Agreement and (ii) to file the Prospectus with the Commission pursuant to General Instruction II.L. of Form F-10 under the Securities Act, not later than the Commission’s close of business on the second business day following the execution and delivery of this Agreement; before amending or supplementing the Registration Statement, the Disclosure Package or the Prospectuses prior to the Time of Delivery, to furnish to the Representatives a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which the Representatives shall have reasonably objected in a timely manner; to file promptly all reports required to be filed by the Company with the BCSC pursuant to BC Securities Laws and the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities, and during such same period to advise the Representatives, promptly after it receives notice thereof, (A) of the time when any amendment to the Canadian Preliminary Prospectus or Canadian Prospectus has been filed or receipted, when any supplement to the Canadian Preliminary Prospectus or Canadian Prospectus has been filed, when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the Preliminary Prospectus or the Prospectus has been filed, in each case, as applicable, with the BCSC or the Commission, (B) of the issuance by the BCSC or the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Securities or the effectiveness of the Registration Statement, (C) of the suspension of the qualification of the Securities for offering or sale in any jurisdiction or the initiation or threatening of any proceeding for any such purpose, or (D) of any request by the BCSC or the Commission for the amending or supplementing of the Registration Statement, the Base Prospectuses, the Preliminary Prospectuses, the Disclosure Package or the Prospectuses or for additional information relating to the Securities; and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to promptly use its best efforts to obtain the withdrawal of such order;

(b) To prepare a final term sheet substantially in the form set forth in Annex I hereto relating to the offering of the Securities, containing only information that describes the final terms of the Securities or the offering in a form consented to by the Representatives (such consent not to be unreasonably withheld), and to file such final term sheet with the Commission within two days of the later of the date such final terms have been established for the offering of the Securities and the date of first use;

(c) Other than the filing with the Commission of the final term sheet substantially in the form set forth in Annex I hereto, not to knowingly take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder;

(d) Promptly from time to time to take such action as the Representatives may reasonably request to qualify the Securities for offering and sale under the securities laws of such jurisdictions as the Representatives’ may reasonably request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the Securities; provided that in connection therewith the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction and further provided that nothing contained in this Section 5(f) shall require the Company to file or qualify a prospectus in any province or territory of Canada, other than British Columbia (for the purpose of qualifying under BC Securities Laws the distribution of the Securities in the United States and elsewhere outside of Canada), in connection with an offer and sale of the Securities in any such province or territory or to subject itself to taxation in any jurisdiction in which it is not otherwise so subject;

(e) Prior to 12:00 pm, New York City time, on the second New York Business Day succeeding the date of this Agreement and from time to time, to furnish the Underwriters with written and electronic copies of the Prospectus in such quantities as the Representatives may reasonably request, and to furnish the Underwriters with written copies of the Canadian Offering Memorandum in such quantities as the Representatives may reasonably request, and, if the delivery of a prospectus is required by applicable law, at any time prior to the expiration of nine months after the time of issue of the Prospectuses in connection with the offering or sale of the Securities and if at such time any event shall have occurred as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made when such Prospectuses are delivered, not misleading, or, if for any other reason it shall be necessary during such same period to amend or supplement the Prospectuses or to file under BC Securities Laws or under the Exchange Act any document incorporated by reference in the Prospectuses in order to comply with BC Securities Laws, the Securities Act, the Exchange Act or the Trust Indenture Act, to notify the Representatives and upon the Representatives’ request to file such document and to prepare and furnish without charge to each Underwriter and to any dealer in securities as many written and electronic copies as the Representatives may from time to time reasonably request of amended Prospectuses or supplements to the Prospectuses which will correct such statement or omission or effect such compliance; and in case any Underwriter is required, by applicable law, to deliver a prospectus in connection with sales of any of the Securities at any time nine months or more after the time of issue of the Prospectuses, upon the Representatives’ request but at the expense of such Underwriter, to prepare and deliver to such Underwriter as many written and electronic copies as the Representatives’ may reasonably request of an amended or supplemented Prospectus complying with Section 10(a)(3) of the Securities Act. The Company has furnished or will deliver to the Underwriters and counsel for the Underwriters, without charge, a copy of the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Prospectus, approved, signed and certified as required by the BC Securities Laws, and signed copies of the Registration Statement as originally filed and of each amendment thereto (including exhibits filed therewith or incorporated by reference therein and including a signed copy of the Form F-X) and signed copies of all consents and certificates of experts; the copies of the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the BCSC pursuant to the System for Electronics Document Analysis and Retrieval (SEDAR);

(f) To make generally available to its securityholders, by public filing or otherwise, as soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Securities Act), an earnings statement of the Company and its subsidiaries (which need not be audited) complying with Section 11(a) of the Securities Act and the rules and regulations thereunder (including, at the option of the Company, Rule 158 under the Securities Act);

(g) During the period beginning from the date hereof and continuing to and including the later of the Time of Delivery and such earlier time as the Representatives may notify the Company, not to offer, sell, contract to sell or otherwise dispose of, except as provided hereunder, any securities of the Company that are substantially similar to the Securities;

(h) To furnish to holders of the Securities, by public filing or otherwise, as soon as practicable after the end of each fiscal year an annual report (including a statement of changes in financial position and statements of income, comprehensive income, changes in equity and cash flows of the Company and its consolidated subsidiaries audited by independent chartered accountants and prepared in conformity with IFRS and, as soon as practicable after the end of each of the first three quarters of each fiscal year prepared in accordance with IFRS (beginning with the fiscal quarter ending after the effective date of the Registration Statement), consolidated summary financial information of the Company and its subsidiaries for such quarter in reasonable detail;

(i) During a period of three years from the effective date of the Registration Statement, to furnish to the Underwriters (to the extent not available on the Commission’s EDGAR filing system or on SEDAR) copies of all reports or other communications (financial or other) furnished to shareholders of the Company, and to deliver to the Underwriters (to the extent not available on the Commission’s EDGAR filing system or on SEDAR) (i) as soon as they are available, copies of any reports and financial statements furnished to or filed with the BCSC, the Commission or any securities exchange on which any class of securities of the Company is listed and (ii) such additional information concerning the business and financial condition of the Company as the Underwriters may from time to time reasonably request (such financial statements to be on a consolidated basis to the extent the accounts of the Company and its subsidiaries are consolidated in reports furnished to its shareholders generally or to the BCSC or the Commission); provided that, to the extent such information is not publicly available, such information shall be provided to the Underwriters on a confidential basis;

(j) To use the net proceeds received by it from the sale of the Securities pursuant to this Agreement in the manner specified in the Disclosure Package and the Prospectuses under the caption “Use of Proceeds”; and

(k) Not to (and to cause its subsidiaries not to) take, directly or indirectly, any action which is designed to or which constitutes or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company or, except as permitted by this Agreement, facilitate the sale or resale of the Securities,

6. The Company covenants and agrees with the several Underwriters that the Company will pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Company’s counsel and accountants in connection with the qualification for distribution of the Securities under BC Securities Laws and all other expenses in connection with the preparation, printing and filing of the Canadian Base Prospectus, the Canadian Preliminary Prospectus, the Canadian Prospectus and any amendment or supplement thereof with the BCSC, the registration and delivery of the Securities under the Securities Act and all other expenses in connection with the preparation, printing and filing of the Registration Statement, the Base Prospectus, the Preliminary Prospectus, the Disclosure Package, the Prospectus, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company and amendments and supplements to any of the foregoing, including the filing fees payable to the Commission relating to the Securities, all printing costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers as hereinabove specified; (ii) the cost of printing or producing any Agreement Among Underwriters, this Agreement, any blue sky and legal investment memoranda, closing documents (including any compilations thereof) and any other documents in connection with the offering, purchase, sale and delivery of the Securities; (iii) all expenses in connection with the qualification of the Securities for offering and sale under state and other securities laws as provided in Section 5(b) hereof, including the fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the blue sky and legal investment surveys; (iv) any fees charged by securities rating services for rating the Securities; (v) the filing fees incident to, and the fees and disbursements of counsel for the Underwriters in connection with, any required review by the Financial Industry Regulatory Authority, Inc. of the terms of the sale of the Securities; (vi) the cost of preparing the Securities; (vii) the fees and expenses of the Trustee and any agent of the Trustee and the fees and disbursements of counsel for the Trustee in connection with the Indenture and the Securities; (viii) all expenses and all stamp or other issuance or transfer taxes or duties or withholding taxes payable to the Government of Canada or any political subdivision or taxing authority thereof or therein arising as a result of the issuance, sale and delivery of the Securities, or as a result of the sale and delivery of the Securities outside of Canada of the Securities by the Underwriters to the initial purchasers thereof in the manner contemplated under this Agreement; (ix) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the Securities, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Company, and travel and lodging expenses of the representatives and officers of the Company and any such consultants; and (x) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section. It is understood, however, that, except as provided in this Section, and Sections 8 and 11 hereof, the Underwriters will pay all of their own costs and expenses, including the fees of their counsel, transfer taxes on resale of any of the Securities by them, and any advertising expenses connected with any offers they may make.

7. The several obligations of the Underwriters hereunder shall be subject, in the discretion of the Representatives, to the condition that all representations and warranties and other statements of the Company herein are, at and as of the date hereof and the Time of Delivery, true and correct, the condition that the Company shall have performed all of its obligations hereunder theretofore to be performed, and the following additional conditions:

(a) (i) The Canadian Prospectus shall have been filed with the BCSC under the Shelf Procedures and (ii) the Prospectus shall have been filed with the Commission pursuant to General Instruction II.L. of Form F-10 under the Securities Act, in each case within the applicable time period prescribed for such filing thereunder and in accordance with Section 5(a) hereof; no order having the effect of ceasing or suspending the distribution of the Securities or stop order suspending the effectiveness of the Registration Statement or any part thereof or having the effect of preventing or suspending the use of any prospectus relating to the Securities shall have been issued and no proceeding for that purpose shall have been initiated or, to the knowledge of the Company, threatened by the BCSC or the Commission; and all requests for additional information on the part of the BCSC or the Commission shall have been complied with to the Representatives’ reasonable satisfaction;

(b) Shearman & Sterling LLP, United States counsel for the Underwriters, shall have furnished to the Underwriters such written opinion or opinions, dated the Closing Date, with respect to the matters as the Representatives may reasonably request, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;

(c) Paul, Weiss, Rifkind, Wharton & Garrison LLP, United States counsel for the Company, shall have furnished to the Underwriters their written opinion, dated the Closing Date, the form of which is attached as Exhibit A;

(d) McCarthy Tetrault LLP, Canadian counsel for the Company, shall have furnished to the Underwriters their written opinion, dated the Closing Date, the form of which is attached as Exhibit B;

(e) On the date of this Agreement and on the effective date of any post-effective amendment to the Registration Statement filed subsequent to the date of this Agreement, KPMG LLP shall have furnished to the Underwriters, a letter or letters, dated the respective dates of delivery thereof, in form and substance satisfactory to the Representatives, covering certain financial information included or incorporated by reference in the Disclosure Package and other customary information;

(f) At the Time of Delivery, KPMG LLP shall have furnished to the Underwriters, a letter dated such date, in form and substance satisfactory to the Representatives, to the effect that they reaffirm the statements made in the letter furnished by them pursuant to subsection (e) of this Section 7, except that (i) it shall cover certain financial information included or incorporated by reference in the Prospectuses and any amendment or supplement thereto and (ii) the specified date referred to therein for the carrying out of procedures shall be no more than three business days prior to the Closing Date;

(g) (i) Neither the Company nor any of its subsidiaries shall have sustained since the date of the latest audited financial statements included or incorporated by reference in the Disclosure Package and the Prospectuses any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Disclosure Package and the Prospectuses, and (ii) since the respective dates as of which information is given in the Disclosure Package and the Prospectuses there shall not have been any change in the share capital or long-term debt of the Company or any of its subsidiaries or any change, or any development involving a prospective change, in or affecting the general affairs, management, financial position, shareholders’ equity or results of operations of the Company and its subsidiaries taken as a whole, otherwise than as set forth or contemplated in the Disclosure Package and the Prospectus, the effect of which, in any such case described in clause (i) or (ii), is in the judgment of the Underwriters so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the Securities on the terms and in the manner contemplated in the Disclosure Package and the Prospectuses;

(h) On or after the date hereof (i) no downgrading shall have occurred, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded the Company’s debt securities by any “nationally recognized statistical rating organization”, as such term is used under Section 15E of the Exchange Act, and (ii) no such organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of any of the Company’s debt securities;

(i) On or after the date hereof there shall not have occurred any of the following: (i) a suspension or material limitation in trading in securities generally on the Nasdaq Global Market (“Nasdaq”), the New York Stock Exchange (“NYSE”) or the Toronto Stock Exchange (the “TSX”); (ii) a suspension or material limitation in trading or quotation in the Company’s securities on Nasdaq or the TSX; (iii) a general moratorium on commercial banking activities in New York or Canada declared by the relevant authorities, or a material disruption in commercial banking or securities settlement or clearance services in the United States or Canada; (iv) a change or development involving a prospective change in Canada taxation affecting the Company, the Securities or the transfer thereof; (v) the outbreak or escalation of hostilities involving the United States or Canada or the declaration by the United States or Canada of a national emergency or war; or (vi) any other calamity or crisis or any change in financial, political or economic conditions or currency exchange rates or controls in the United States, Canada or elsewhere, if the effect of any such event specified in clause (v) or (vi) in the judgment of the Underwriters makes it impracticable or inadvisable to proceed with the public offering, sale or the delivery of the Securities on the terms and in the manner contemplated in the Disclosure Package and the Prospectuses;

(j) The Company shall have complied with the provisions of Section 5(c) hereof with respect to the furnishing of prospectuses on the second New York Business Day succeeding the date of this Agreement; and

(k) The Company shall have furnished or caused to be furnished to the Underwriters at the Time of Delivery a certificate, dated the Closing Date, signed by an executive officer of the Company and satisfactory to the Representatives, to the effect that (i) the representations and warranties of the Company herein are true and correct at and as of such Time of Delivery; (ii) the Company has complied with all of its agreements and obligations hereunder to be performed at or prior to such Time of Delivery; (iii) as to the matters set forth in subsections (a), (g) and (h) of this Section 7; and (iv) as to such other matters as the Representatives may reasonably request.

8. (a) The Company agrees to indemnify and hold harmless each Underwriter, its directors, officers, employees, affiliates and agents, and each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages or liabilities, joint or several, to which any of them may become subject, under the Securities Act, any BC Securities Laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) an untrue statement or alleged untrue statement of a material fact contained in the Base Prospectuses, the Preliminary Prospectuses, the Disclosure Package, any issuer free writing prospectus or road show (each as defined in Rule 433(h) under the Securities Act) or the Prospectuses or any amendment or supplement thereto, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and will reimburse such Underwriter or such director, officer, employee, affiliate, agent or controlling person for any legal or other expenses reasonably incurred by such Underwriter or such director, officer, employee, affiliate, agent or controlling person in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement or any amendment thereof, the Base Prospectuses, the Preliminary Prospectuses, the Disclosure Package, any issuer free writing prospectus or road show, each as defined in Rule 433(h) under the Securities Act, or the Prospectuses or any amendment or supplement thereto in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives expressly for use therein.

(b) Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, its officers and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to such Underwriter, its directors, officers, employees, affiliates, agents and controlling persons, but only with reference to information furnished to the Company in writing by such Underwriter through the Representatives expressly for use in the Registration Statement or any amendment thereof, the Base Prospectuses, the Preliminary Prospectuses, the Disclosure Package, any issuer free writing prospectus or road show (each as defined in Rule 433(h) under the Securities Act) or the Prospectuses or any amendment or supplement thereto. The Company hereby acknowledges that the only information that the Underwriters have furnished to the Company through the Representatives expressly for use in the Registration Statement or any amendment thereof, the Base Prospectuses, the Preliminary Prospectuses, the Disclosure Package, any issuer free writing prospectus or road show (each as defined in Rule 433(h) under the Securities Act) or the Prospectuses or any amendment or supplement thereto, are the statements set forth in the first and second sentences of the third paragraph, the fifth paragraph and the sixth paragraph under the caption “Underwriting” in the Preliminary Prospectus.

(c) Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under such subsection or to the extent it is not materially prejudiced as a proximate result of such failure. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party.

(d) If the indemnification provided for in this Section 8 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other from the offering of the Securities. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the indemnified party failed to give the notice required under subsection (c) above, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover page of the Prospectuses. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Underwriters on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this subsection (d) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations in this subsection (d) to contribute are several in proportion to their respective underwriting obligations and not joint.

(e) The obligations of the Company under this Section 8 shall be in addition to any liability which the Company may otherwise have; and the obligations of the Underwriters under this Section 8 shall be in addition to any liability which the respective Underwriters may otherwise have.

9. (a) If any Underwriter shall default in its obligation to purchase the Securities which it has agreed to purchase hereunder, the Representatives may in their discretion arrange for the Underwriters or another party or other parties to purchase such Securities on the terms contained herein. If within thirty-six hours after such default by any Underwriter the Representatives do not arrange for the purchase of such Securities, then the Company shall be entitled to a further period of thirty-six hours within which to procure another party or other parties satisfactory to the Representatives to purchase such

Securities on such terms. In the event that, within the respective prescribed periods, the Representatives notify the Company that they have so arranged for the purchase of such Securities, or the Company notifies the Representatives that it has so arranged for the purchase of such Securities, the Representatives or the Company shall have the right to postpone the Time of Delivery for a period of not more than seven days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectuses, or in any other documents or arrangements, and the Company agrees to file promptly any amendments to the Registration Statement or the Prospectuses which in the Representatives’ opinion may thereby be made necessary. The term “Underwriter” as used in this Agreement shall include any person substituted under this Section with like effect as if such person had originally been a party to this Agreement with respect to such Securities.

(b) If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Underwriter or Underwriters by the Representatives and the Company as provided in subsection (a) above, the aggregate principal amount of such Securities which remains unpurchased does not exceed one-eleventh of the aggregate principal amount of all the Securities, then the Company shall have the right to require each non-defaulting Underwriter to purchase the principal amount of Securities which such Underwriter agreed to purchase hereunder and, in addition, to require each non-defaulting Underwriter to purchase its pro rata share (based on the principal amount of Securities which such Underwriter agreed to purchase hereunder) of the Securities of such defaulting Underwriter or Underwriters for which such arrangements have not been made; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

(c) If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Underwriter or Underwriters by the Representatives and the Company as provided in subsection (a) above, the aggregate principal amount of Securities which remains unpurchased exceeds one-eleventh of the aggregate principal amount of all the Securities, or if the Company shall not exercise the right described in subsection (b) above to require non-defaulting Underwriters to purchase Securities of a defaulting Underwriter or Underwriters, then this Agreement shall thereupon terminate, without liability on the part of any non-defaulting Underwriter or the Company, except for the expenses to be borne by the Company and the Underwriters as provided in Section 6 hereof and the indemnity and contribution agreements in Section 8 hereof; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

10. The respective indemnities, agreements, representations, warranties and other statements of the Company, of its officers and of the several Underwriters, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of any Underwriter, its directors, officers, employees, affiliates or agents or any controlling person of any Underwriter, or the Company, or any officer or director or controlling person of the Company, and shall survive delivery of and payment for the Securities and any termination of this Agreement.

11. If this Agreement shall be terminated pursuant to Section 9 hereof, the Company shall not then be under any liability to any Underwriter except as provided in Sections 6 and 8 hereof; but, if for any other reason the Securities are not delivered by or on behalf of the Company as provided herein, the Company will reimburse the Underwriters through the Representatives for all out-of-pocket expenses approved in writing by the Representatives, including fees and disbursements of counsel, reasonably incurred by the Underwriters in making preparations for the purchase, sale and delivery of the Securities, but the Company shall then be under no further liability to any Underwriter except as provided in Sections 6 and 8 hereof.

12. In all dealings hereunder, the Representatives shall act on behalf of each of the Underwriters, and the parties hereto shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of any Underwriter made or given by the Representatives jointly or singly on behalf of the Underwriters.

All statements, requests, notices and agreements hereunder shall be in writing, and if to the Underwriters shall be delivered or sent by mail or facsimile transmission to the Representatives in care of BNP Paribas Securities Corp., 787 Seventh Avenue, 7th Floor, New York, NY 10019-6016, Attention: Debt Capital Markets Group, Fax: (212) 841-2140, J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Attention: Investment Grade Syndicate Desk, Fax: (212) 834-6081 and RBC Capital Markets, LLC, Three World Financial Center, 200 Vesey Street, 9th Floor, New York, New York 10281, Attention: Debt Capital Markets, Email: usdebtcapitalmarkets@rbccm.com; and if to the Company shall be delivered or sent by mail or facsimile transmission to the address of the Company set forth in the Registration Statement, Attention: Chief Financial Officer; provided, however, that any notice to an Underwriter pursuant to Section 8(c) hereof shall be delivered or sent by mail or facsimile transmission to such Underwriter at its address set forth in its Underwriters’ Questionnaire, which address will be supplied to the Company by the Representatives upon request. Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

13. The Company hereby acknowledges that (i) the purchase and sale of the Securities pursuant to this Agreement, including the determination of the public offering price of the Securities and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters and any affiliate through which it may be acting, on the other hand, and the Company is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement, (ii) in connection with each transaction contemplated hereby and the process leading to such transaction, each Underwriter is and has been acting solely as a principal and is not the financial advisor, agent or fiduciary of the Company or any of its affiliates, shareholders, creditors or employees or any other party, (iii) no Underwriter has assumed or will assume an advisory, agency or fiduciary responsibility in favor of the Company with respect to any of the transactions contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) and no Underwriter has any obligation to the Company with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement, (iv) the several Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company and the several Underwriters have no obligation to disclose any of such interests by virtue of any advisory, agency or fiduciary relationship and (v) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Company have consulted their own legal, accounting, regulatory and tax advisors to the extent they deemed appropriate.

This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the several Underwriters, or any of them, with respect to the subject matter hereof. The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the several Underwriters with respect to any breach or alleged breach of agency or fiduciary duty.

14. This Agreement shall be binding upon, and inure solely to the benefit of, the Underwriters, the Company and, to the extent provided in Sections 8 and 10 hereof, the directors, officers, employees, affiliates, agents and controlling persons referred to therein, and, in each case, their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. No purchaser of any of the Securities from any Underwriter shall be deemed a successor or assign by reason merely of such purchase.

15. The Company irrevocably (i) agrees that any legal suit, action or proceeding against the Company brought by any Underwriter or by any person who controls any Underwriter arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any New York Court, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. The Company irrevocably waives any immunity to jurisdiction to which it may otherwise be entitled or become entitled (including sovereign immunity, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against it arising out of or based on this Agreement or the transactions contemplated hereby which is instituted in any New York Court or in any competent court in Canada. The Company has appointed CT Corporation System located at 111 Eighth Avenue, New York, New York 10011, as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated hereby which may be instituted in any New York Court by any Underwriter or by any person who controls any Underwriter, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. Such appointment shall be irrevocable. The Company represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Company shall be deemed, in every respect, effective service of process upon the Company.

16. In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “judgment currency”) other than United States dollars, the Company will indemnify each Underwriter against any loss incurred by such Underwriter as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which an Underwriter is able to purchase United States dollars with the amount of judgment currency actually received by such Underwriter. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars.

17. Time shall be of the essence of this Agreement. As used herein, and except as otherwise provided, the term “business day” shall mean any day when the Commission’s office in Washington, D.C. is open for business.

18. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the Company and the Underwriters shall use their reasonable best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the Company and the Underwriters that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

19. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

20. This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by telecopier, facsimile, email or other electronic transmission (i.e., “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart of this Agreement.

21. This Agreement may be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may be given, provided that the same are in writing and signed by all of the signatories hereto.

22. The Company is authorized, subject to applicable law, to disclose any and all aspects of this potential transaction that are necessary to support any U.S. federal income tax benefits expected to be claimed with respect to such transaction, and all materials of any kind (including tax opinions and other tax analyses) related to those benefits, without the Underwriters imposing any limitation of any kind.

If the foregoing is in accordance with your understanding, please sign and return to us five counterparts hereof, and upon the acceptance hereof by you, on behalf of each of the Underwriters, this Agreement and such acceptance hereof shall constitute a binding agreement between each of the Underwriters and the Company. It is understood that your acceptance of this letter on behalf of each of the Underwriters is pursuant to the authority set forth in a form of Agreement Among Underwriters, the form of which shall be submitted to the Company for examination upon request, but without warranty on your part as to the authority of the signers thereof.

Very truly yours,

METHANEX CORPORATION

By:	/s/ John Floren
Name:	John Floren
Title:	President and Chief Executive Officer

By:	/s/ Ian Cameron
Name:	Ian Cameron
Title:	Senior Vice President, Finance and Chief Financial Officer

[Signature Page to Underwriting Agreement]

Accepted as of the date first above

written on behalf of themselves and

the other Underwriters:

BNP PARIBAS SECURITIES CORP.

By:	/s/ Jim Turner
Name:	Jim Turner
Title:	Managing Director
Head of Debt Capital Markets

J.P. MORGAN SECURITIES LLC

By:	/s/ Som Bhattacharyya
Name:	Som Bhattacharyya
Title:	Vice President

RBC CAPITAL MARKETS, LLC

By:	/s/ Scott G. Primrose
Name:	Scott G. Primrose
Title:	Authorized Signatory

[Signature Page to Underwriting Agreement]

SCHEDULE I

Underwriters	Principal Amount of 2024 Notes to be Purchased		Principal Amount of 2044 Notes to be Purchased
BNP Paribas Securities Corp.	US$	69,000,000	US$	69,000,000
J.P. Morgan Securities LLC		69,000,000		69,000,000
RBC Capital Markets, LLC		69,000,000		69,000,000
HSBC Securities (USA) Inc.		35,010,000		35,010,000
RBS Securities Inc.		35,010,000		35,010,000
nabSecurities, LLC		12,990,000		12,990,000
BMO Capital Markets Corp.		9,990,000		9,990,000

Total	US$	300,000,000	US$	300,000,000

SCHEDULE II

Significant Subsidiaries

Name	Jurisdiction	Ownership by Company
Methanex Chile S.A.	Chile	100%
Methanex International Holdings Limited	Cayman Islands	100%
Methanex Trinidad (Titan) Unlimited	Trinidad	100%
Egyptian Methanex Methanol Company S.A.E.	Egypt	50%
Methanex New Zealand Limited	New Zealand	100%
Methanex USA LLC	Delaware	100%
Methanex Louisiana LLC	Delaware	100%
Methanex Fortier, Inc.	Delaware	100%

ANNEX I

FORM OF FINAL TERM SHEET

METHANEX CORPORATION

US$600,000,000

Final Term Sheet

US$300,000,000 4.250% Senior Notes due 2024 (the “2024 Notes”)

US$300,000,000 5.650% Senior Notes due 2044 (the “2044 Notes”)

	2024 Notes	2044 Notes
Issuer:	Methanex Corporation	Methanex Corporation

Format:	SEC Registered	SEC Registered

Security Type:	Senior Notes	Senior Notes

Principal Amount:	US$300,000,000	US$300,000,000

Maturity Date:	December 1, 2024	December 1, 2044

Coupon:	4.250%	5.650%

Yield to Maturity:	4.312%	5.695%

Spread to Benchmark Treasury:	+195 basis points	+260 basis points

Benchmark Treasury:	UST 2.375% due August 15, 2024	UST 3.375% due May 15, 2044

Benchmark Treasury Price / Yield:	100-03+ / 2.362%	105-12+ / 3.095%

Optional Redemption:	Prior to September 1, 2024, the 2024 Notes will be redeemable at the Issuer’s option at any time, in whole or in part, at the greater of (1) 100% of the principal amount of the 2024 Notes being redeemed and (2) a make-whole redemption price determined by using a discount rate of the Treasury Rate plus 30 basis points, plus, in each case, accrued and unpaid interest to the redemption date.	Prior to June 1, 2044, the 2044 Notes will be redeemable at the Issuer’s option at any time, in whole or in part, at the greater of (1) 100% of the principal amount of the 2044 Notes being redeemed and (2) a make-whole redemption price determined by using a discount rate of the Treasury Rate plus 40 basis points, plus, in each case, accrued and unpaid interest to the redemption date.

	On or after September 1, 2024, the 2024 Notes will be redeemable at the Issuer’s option at any time, in whole or in part, at 100% of the principal amount of the 2024 Notes being redeemed, plus accrued and unpaid interest to the redemption date.	On or after June 1, 2044, the 2044 Notes will be redeemable at the Issuer’s option at any time, in whole or in part, at 100% of the principal amount of the 2044 Notes being redeemed, plus accrued and unpaid interest to the redemption date.

I-1

Interest Payment Dates:	June 1 and December 1, beginning June 1, 2015	June 1 and December 1, beginning June 1, 2015

Price to Public:	99.497%	99.353%

Denominations:	US$2,000 and integral multiples of US$1,000 in excess thereof	US$2,000 and integral multiples of US$1,000 in excess thereof

Trade Date:	November 13, 2014	November 13, 2014

Settlement Date:	November 18, 2014 (T+3)	November 18, 2014 (T+3)

Joint Book-Running Managers:	BNP Paribas Securities Corp. J.P. Morgan Securities LLC RBC Capital Markets, LLC	BNP Paribas Securities Corp. J.P. Morgan Securities LLC RBC Capital Markets, LLC

Co-Managers:	BMO Capital Markets Corp. HSBC Securities (USA) Inc. nabSecurities, LLC RBS Securities Inc.	BMO Capital Markets Corp. HSBC Securities (USA) Inc. nabSecurities, LLC RBS Securities Inc.

CUSIP / ISIN:	59151K AK4 / US59151KAK43	59151K AJ7 / US59151KAJ79

This communication is intended for the sole use of the person to whom it is provided by us.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and you can request it by writing BNP Paribas Securities Corp., 787 Seventh Avenue, 7th Floor, New York, NY 10019-6016, Attention: Debt Capital Markets Group, or by calling 1-800-854-5674, or writing J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Attention: Investment Grade Syndicate Desk – 3rd floor, or by calling 1-212-834-4533, or writing RBC Capital Markets, LLC, Three World Financial Center, 200 Vesey Street, New York, New York 10281, Attention: Debt Capital Markets, by calling 1-866-375-6829 or by emailing usdebtcapitalmarkets@rbccm.com.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

I-2

ANNEX II

None.

EXHIBIT A

Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP,

United States Counsel for the Company

November 18, 2014

BNP Paribas Securities Corp.

787 Seventh Avenue, 7th Floor

New York, NY 10019-6016

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

RBC Capital Markets, LLC

Three World Financial Center

200 Vesey Street

New York, New York 10281

Ladies and Gentlemen:

We have acted as special United States counsel to Methanex Corporation, a Canadian corporation (the “Company”), in connection with the Underwriting Agreement (the “Underwriting Agreement”), dated as of November 13, 2014, among the Company and the several underwriters named in Schedule I thereto (the “Underwriters”), for whom you are acting as representatives, relating to the purchase today by the Underwriters of US$300,000,000 aggregate principal amount of the Company’s 4.250% Senior Notes due 2024 (the “2024 Notes”) and US$300,000,000 aggregate principal amount of the Company’s 5.650% Senior Notes due 2044 (the “2044 Notes” and, together with the 2024 Notes, the “Notes”). This opinion is being furnished at the request of the Company as contemplated by section 7(c) of the Underwriting Agreement. Capitalized terms used and not otherwise defined in this letter have the respective meanings given those terms in the Underwriting Agreement.

The Company has filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form F-10 (File No. 333-199756) under the Securities Act of 1933, as amended (the “Act”). The Registration Statement was filed on October 31, 2014, was amended on November 7, 2014 and, based on our review of the Commission’s EDGAR database on November 12, 2014, was declared effective by the Commission at 9:00 a.m. on November 10, 2014. The Form F-X of

the Company dated October 31, 2014 (the “Form F-X”) and the Form T-1 of the Trustee dated October 30, 2014 (the “Form T-1”) were filed with the Commission prior to the effectiveness of the Registration Statement. In this opinion, the Registration Statement at the time it became effective under the Act, including the documents incorporated by reference therein, is referred to as the “Registration Statement”; the base prospectus, dated November 7, 2014, contained in the Registration Statement at the time it became effective (the “Base Prospectus”), as supplemented by the preliminary prospectus supplement dated November 13, 2014, including the documents incorporated by reference therein immediately prior to the Applicable Time, is referred to as the “Preliminary Prospectus”; the Preliminary Prospectus, taken together with the information set forth in the pricing term sheet, dated November 13, 2014 and filed with the Commission pursuant to Rule 433 of the Act, is referred to as the “Disclosure Package”; and the Base Prospectus, as supplemented by the final prospectus supplement dated November 13, 2014, including the documents incorporated by reference therein, is referred to as the “Prospectus”. Both the Preliminary Prospectus and the Prospectus have been filed pursuant to General Instruction II.L of Form F-10 in the manner and within the time period required by said General Instruction II.L. The Company has also filed a short form base shelf prospectus, dated October 30, 2014, which short form base shelf prospectus was amended on November 7, 2014 (as amended, the “Canadian Base Prospectus”), a preliminary prospectus supplement, dated November 13, 2014, and a final prospectus supplement (together with the Canadian Base Prospectus and the documents incorporated by reference therein, the “Canadian Final Prospectus”), dated November 13, 2014, in each case with the British Columbia Securities Commission, as principal regulator.

The Commission’s website indicates that no stop order suspending the effectiveness of the Registration Statement has been issued.

In connection with the furnishing of this opinion, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents:

1.	the Registration Statement;

2.	the Preliminary Prospectus;

3.	the Prospectus;

4.	the Underwriting Agreement;

5.	the pricing term sheet, dated November 13, 2014;

6.

the Indenture, dated as of July 20, 1995, between the Company and The Bank of New York Mellon (formerly known as United States Trust Company of New York) (the “Trustee”), as supplemented by the first supplemental indenture, dated as of June 18, 2002, the second supplemental indenture, dated as of June 19, 2002, the third supplemental indenture, dated as of December 9, 2003, the fourth supplemental indenture, dated as of August 3, 2005 and the fifth supplemental indenture, dated as of February 28, 2012 (collectively, the “Indenture”);

7.	the sixth supplemental indenture, dated as of November 18, 2014 (the “Supplemental Indenture”);

8.	the global certificates evidencing the Notes; and

9.	the Form F-X.

In addition, we have examined such other certificates, agreements and documents as we deemed relevant and necessary as a basis for the opinions and beliefs expressed below. We have also relied upon oral and written statements of officers and representatives of the Company, the factual matters contained in the representations and warranties made in the Underwriting Agreement and upon certificates of public officials and officers of the Company. The documents incorporated by reference into the Registration Statement and the Prospectus were prepared by the Company without our participation.

In our examination of the documents referred to above, we have assumed, without independent investigation, the genuineness of all signatures, the enforceability of documents against each party to the documents other than the Company, the legal capacity of all individuals who have executed any of the documents reviewed by us, the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as certified, photostatic, reproduced or conformed copies of valid existing agreements or other documents, the authenticity of the latter documents and that the statements regarding matters of fact in the certificates, records, agreements, instruments and documents that we have examined are accurate and complete.

We have also assumed, without independent investigation that (i) the Company is validly existing and in good standing under the laws of its jurisdiction of organization, (ii) the Company has all necessary corporate power to execute, deliver and perform its obligations under the Underwriting Agreement, the Indenture, the Supplemental Indenture and the Notes (collectively, the “Operative Documents”), (iii) the execution, delivery and performance of the Operative Documents have been duly authorized by all necessary corporate action and do not violate the Certificate of Continuance, By-laws or other organizational documents of the Company or the laws of its jurisdiction of organization, (iv) the due execution and delivery of the Operative Documents under the laws of its jurisdiction of organization, and (v) that each of the parties (other than the Company) to the Operative Documents has complied with all of its obligations and covenants arising under the Operative Documents. We have also assumed that the Indenture and the Supplemental Indenture each constitute the legal, valid and binding obligation of the Trustee and the due authentication of the Notes by the Trustee in the manner described in the certificate of the Trustee delivered to you today.

Based upon the foregoing, and subject to the stated assumptions, exceptions and qualifications, we are of the opinion that:

1. The Registration Statement and the Prospectus, as of their respective effective or issue times, appear on their face to be appropriately responsive in all material respects to the requirements of the Act and the rules and regulations of the Commission under the Act, except for the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from either of them and the Form T-1, as to which we express no opinion; the Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the Act. We have assumed, for purposes of this paragraph, the compliance of the Canadian Base Prospectus and the Canadian Final Prospectus with the requirements of British Columbia securities laws, as interpreted and applied by the British Columbia Securities Commission. We understand that such matters are covered in the opinion of McCarthy Tétrault LLP furnished to you today.

2. No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made is required by the Company under those laws, rules and regulations of the United States of America and the State of New York (“Applicable Law”), in each case which in our experience are normally applicable to the transactions of the type contemplated by the Underwriting Agreement, for the issuance and sale of the Notes by the Company, the execution and delivery by the Company of the Underwriting Agreement, the Indenture and the Supplemental Indenture and the performance by the Company of its obligations thereunder. For purposes of this letter, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America. For purposes of this letter, the term “Applicable Law” does not include securities laws, anti-fraud laws, or any law, rule or regulation that is applicable to the Company, the Operative Documents or the transactions contemplated thereby solely because such law, rule or regulation is part of a regulatory regime applicable to any party to the Underwriting Agreement or any of its affiliates due to the specific assets or business of such party or such affiliate.

3. The Indenture (to the extent execution and delivery are governed by the laws of New York) has been duly executed and delivered by the Company. The Indenture constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that the enforceability of the Indenture may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally and possible judicial action giving effect to governmental actions relating to persons or transactions or foreign laws affecting creditors’ rights and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law); and the Indenture conforms in all material respects to its description contained in the Disclosure Package and the Prospectus under the captions “Description of the Notes” and “Description of Debt Securities.” The Indenture has been duly qualified under the Trust Indenture Act.

4. The Supplemental Indenture (to the extent execution and delivery are governed by the laws of New York) has been duly executed and delivered by the Company. The Supplemental Indenture constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that the enforceability of the Supplemental Indenture may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally and possible judicial action giving effect to governmental actions relating to persons or transactions or foreign laws affecting creditors’ rights and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law); and the Supplemental Indenture conforms in all material respects to its description contained in the Disclosure Package and the Prospectus under the captions “Description of the Notes” and “Description of Debt Securities.”

5. The Notes (to the extent execution and delivery are governed by the laws of New York) have been duly executed and delivered by the Company. The Notes, when duly issued and delivered by the Company against payment as provided in the Underwriting Agreement, will constitute the legal, valid and binding obligations of the Company entitled to the benefits of the Indenture and enforceable against the Company in accordance with their terms, except that the enforceability of the Notes may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally and possible judicial action giving effect to governmental actions relating to persons or transactions or foreign laws affecting creditors’ rights and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law); and the Notes, when issued and delivered, will conform in all material respects to the description contained in the Disclosure Package and the Prospectus under the captions “Description of the Notes” and “Description of Debt Securities.”

6. The Underwriting Agreement (to the extent execution and delivery are governed by the laws of New York) has been duly executed and delivered by the Company.

7. The Company is not and, after giving effect to the offering and sale of the Notes and the application of their proceeds as described in the Disclosure Package and the Prospectus under the heading “Use of Proceeds,” will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

8. The statements in the Disclosure Package and the Prospectus under the heading “Certain Income Tax Considerations — Certain United States Federal Income Tax Considerations,” to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, have been reviewed by us and fairly summarize the matters described under that heading in all material respects.

9. Under the laws of the State of New York relating to submission to jurisdiction, the Company has, pursuant to Section 15 of the Underwriting Agreement and Section 13.10 of the Indenture, validly and irrevocably submitted to the personal jurisdiction of any state or federal court located in the State of New York, in any action arising out of or relating to the Underwriting Agreement or the Indenture or the transactions contemplated thereby, has validly and irrevocably waived any objection to the venue of a proceeding in any such court, and has validly and irrevocably appointed the Authorized Agent as its authorized agent for the purpose described in Section 15 of the Underwriting Agreement and Section 13.10 of the Indenture; and service of process effected on such agent in the manner set forth in Section 15 of the Underwriting Agreement and Section 13.10 of the Indenture will be effective to confer valid personal jurisdiction over the Company. This opinion (9) is subject to the qualification that we express no opinion as to the enforceability of forum selection clauses in the federal courts.

The opinions expressed above are limited to the laws of the State of New York and the federal laws of the United States of America. Our opinions are rendered only with respect to the laws, and the rules, regulations and orders under those laws, that are currently in effect. We express no opinion with respect to the enforceability of any indemnity against any loss in converting into a specified currency the proceeds or amount of a court judgment in another currency.

This letter is furnished by us solely for the benefit of the Underwriters in connection with the transactions referred to in the Underwriting Agreement and may not be circulated to, or relied upon by, any other person without our prior written consent.

Very truly yours,

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

November 18, 2014

BNP Paribas Securities Corp.

787 Seventh Avenue, 7th Floor

New York, NY 10019-6016

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

RBC Capital Markets, LLC

Three World Financial Center

200 Vesey Street

New York, New York 10281

Ladies and Gentlemen:

We have acted as special United States counsel to Methanex Corporation, a Canadian corporation (the “Company”), in connection with the Underwriting Agreement (the “Underwriting Agreement”), dated as of November 13, 2014, among the Company and the several underwriters named in Schedule I thereto (the “Underwriters”), for whom you are acting as representatives, relating to the purchase today by the Underwriters of US$300,000,000 in aggregate principal amount of the Company’s 4.250% Senior Notes due 2024 (the “2024 Notes”) and US$300,000,000 in aggregate principal amount of the Company’s 5.650% Senior Notes due 2044 (the “2044 Notes” and, together with the 2024 Notes, the “Notes”). This letter is being furnished at the request of the Company in connection with the delivery of our opinion to you of even date herewith (the “Opinion”) under the Underwriting Agreement. Capitalized terms used and not otherwise defined in this letter have the respective meanings given those terms in the Underwriting Agreement.

The Company has filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form F-10 (File No. 333-199756) under the Securities Act of 1933, as amended (the “Act”). The Registration Statement was filed on October 31, 2014, was amended on November 7, 2014 and, based on our review of the Commission’s EDGAR database on November 12, 2014, was declared effective by the Commission at 9:00 a.m. on November 10, 2014. In this letter, the Registration Statement at the time it became effective under the Act, including the documents incorporated by reference therein, is referred to as the “Registration Statement”; the base prospectus, dated November 7, 2014, contained in the Registration Statement at the time it became effective (the “Base Prospectus”), as supplemented by the preliminary prospectus supplement dated November 13, 2014, including the documents incorporated by reference therein immediately prior to the Applicable Time, is referred to as the “Preliminary Prospectus”; the Preliminary Prospectus, taken together with the information set forth in the pricing term sheet, dated November 13, 2014 and filed with the Commission pursuant to Rule 433 of the Act, is referred to as the “Disclosure Package”; and the Base Prospectus, as supplemented by the final prospectus supplement dated November 13, 2014, including the documents incorporated by reference therein, is referred to as the “Prospectus”. Both the Preliminary Prospectus and the Prospectus have been filed pursuant to General Instruction II.L of Form F-10 in the manner and within the time period required by said General Instruction II.L.

The primary purpose of our professional engagement was not to establish factual matters or financial, accounting or statistical information. In addition, many determinations involved in the preparation of the Registration Statement, the Preliminary Prospectus and the Prospectus are of a wholly or partially non-legal character or relate to legal matters outside the scope of this letter. Furthermore, the limitations inherent in the independent verification of factual matters and in the role of outside counsel are such that we have not undertaken to independently verify, and cannot and do not assume responsibility for the accuracy, completeness or fairness of, the statements contained in the Registration Statement, the General Disclosure Package, the Preliminary Prospectus, the Prospectus or the documents incorporated by reference therein (other than as explicitly stated in paragraphs 3, 4, 5 and 8 of the Opinion).

In the course of acting as special counsel to the Company in connection with the offering of the Notes, we have participated in the preparation of the Registration Statement, the Disclosure Package and the Prospectus and in conferences and telephone conversations with your representatives, including your United States counsel, officers and other representatives of the Company, the Company’s Canadian counsel and the independent registered public accountants for the Company, during which conferences and conversations the contents of the Registration Statement, the Preliminary Prospectus, the Prospectus and related matters were discussed. Based upon such participation (and relying as to factual matters on officers, employees and other representatives of the Company and its subsidiaries), our understanding of the U.S. federal securities laws and the experience we have gained in our practice thereunder, we hereby advise you that our work in connection with this matter did not disclose any information that caused us to believe that (i) as of the Applicable Time, the Registration Statement (except for the financial statements, financial statement schedules and other financial data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference and the Form T-1, as to which we express no such belief) included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) as of the Applicable Time, the Disclosure Package (except for the financial statements, financial statement schedules and other financial data included or incorporated by reference therein or omitted therefrom, as to which we express no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (iii) at the time the Prospectus was issued or at the Closing Date, the Prospectus (except for the financial statements, financial statement schedules and other financial data included or incorporated by reference therein or omitted therefrom, as to which we express no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter is furnished by us solely for your benefit in connection with the transactions referred to in the Underwriting Agreement and may not be circulated to, or relied upon by, any other person without our prior written consent.

Very truly yours,

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

EXHIBIT B

Opinion of McCarthy Tetrault LLP, Canadian Counsel for the Company

November 18, 2014

BNP Paribas Securities Corp.

787 Seventh Avenue, 7th Floor

New York, NY 10019-6016

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

and

RBC Capital Markets, LLC

Three World Financial Center

200 Vesey Street

New York, New York 10281

Dear Sirs/Mesdames:

Re:	Methanex Corporation – Offering of 4.250% Senior Notes due 2024 and 5.650% Senior Notes due 2044

We have acted as Canadian counsel to Methanex Corporation (the “Corporation”) in connection with the issue by the Corporation and the purchase by BNP Paribas Securities Corp., J.P. Morgan Securities LLC, RBC Capital Markets, LLC, BMO Capital Markets Corp., HSBC Securities (USA) Inc., nabSecurities, LLC and RBS Securities Inc. (together, the “Underwriters”) of US$300,000,000 aggregate principal amount of 4.250% Senior Notes due 2024 (the “2024 Notes”) and US$300,000,000 aggregate principal amount of 5.650% Senior Notes due 2044 (the “2044 Notes” and, together with the 2024 Notes, the “Notes”) pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of November 13, 2014 among the Underwriters and the Corporation. The Notes are being created and issued pursuant to a trust indenture (the “Initial Indenture”) made as of July 20, 1995 between the Corporation and The Bank of New York Mellon (formerly United States Trust Company of New York), as trustee (the “Trustee”), as supplemented by a supplemental indenture dated as of June 18, 2002 (the “First Supplemental Indenture”), a supplemental indenture dated as of June 19, 2002 (the “Second Supplemental Indenture”), a supplemental indenture dated as of December 9, 2003 (the “Third Supplemental Indenture”), a supplemental indenture dated as of August 3, 2005 (the “Fourth Supplemental Indenture”), a supplemental indenture dated as of February 28, 2012 (the “Fifth Supplemental Indenture”) and a supplemental indenture dated as of November 18, 2014 (the “Sixth Supplemental Indenture”) between the Corporation and the Trustee (the Initial Indenture, the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, the Fifth Supplemental Indenture and the Sixth Supplemental Indenture being referred to collectively herein as the “Indenture”). Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Underwriting Agreement.

In connection with the distribution of the Notes by the Underwriters, the Corporation has prepared, pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and National

Instrument 44-102 – Shelf Distributions, and filed with the British Columbia Securities Commission (the “BCSC”) (i) a preliminary short form base shelf prospectus, dated October 31, 2014 (the “Canadian Preliminary Base Prospectus”) (including the documents incorporated or deemed to be incorporated by reference therein), (ii) a final short form base shelf prospectus, dated November 7, 2014 (the “Canadian Base Prospectus”) (including the documents incorporated or deemed to be incorporated by reference therein), (iii) a preliminary prospectus supplement, dated November 13, 2014 relating to the offering of the Notes (the “Canadian Preliminary Prospectus”) (including the documents incorporated or deemed to be incorporated by reference therein), and (iv) a final prospectus supplement, dated November 13, 2014, relating to the offering of the Notes (the “Canadian Final Prospectus”) (including the documents incorporated or deemed to be incorporated by reference therein) (the Canadian Final Prospectus, together with the Canadian Base Prospectus is referred to herein as the “Canadian Prospectus”).

The Corporation has filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form F-10 (File No. 333-199756) (as amended, together with the documents incorporated by reference therein, the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”). The Registration Statement was filed on October 31, 2014, was amended on November 10, 2011 and was declared effective by the Commission at 9:00 a.m. on November 10, 2014.

The base prospectus, dated November 10, 2014 contained in the Registration Statement at the time it became effective (the “U.S. Base Prospectus”), as supplemented by the preliminary prospectus supplement dated November 13, 2014, together with the documents incorporated by reference therein, are referred to, collectively, as the “U.S. Preliminary Prospectus”. The U.S. Base Prospectus, as supplemented by the final prospectus supplement dated November 13, 2014, together with the documents incorporated by reference therein and the final term sheet substantially in the form set forth in Annex I of the Underwriting Agreement, are referred to, collectively, as the “U.S. Prospectus”. The Canadian Prospectus and the U.S. Prospectus are referred to herein as the “Prospectuses”. Both the U.S. Preliminary Prospectus and the U.S. Prospectus have been filed pursuant to General Instruction II.L of Form F 10.

We have participated in the preparation of or have examined the following documents and agreements:

(a)	the Certificate and Articles of Continuance of the Corporation and its By-laws, as amended;

(b)

a certificate of compliance under the Canada Business Corporations Act, a certificate of good standing from the Registrar of Companies for British Columbia and a certificate of status from the Registrar of Corporations for Alberta, each of recent date, for the Corporation;

(c)

the list of reporting issuers and defaulting issuers maintained by the BCSC as viewed by us on the BCSC website on November 18, 2014 (which, in the case of the list of reporting issuers, reflects information current to 12:00 AM on November 18, 2014 and, in the case of the list of defaulting issuers, reflects information current as of 11:59:59 PM on November 17, 2014);

(d)	an officer’s certificate of the Senior Vice President, Corporate Resources and General Counsel of the Corporation dated November 18, 2014 (the “Officer’s Certificate”); and

(e)

the executed Underwriting Agreement, the executed Indenture, the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Preliminary Prospectus, , the U.S. Prospectus and the Registration Statement (collectively, the “Offering Materials”).

We have also examined such statutes, public records, corporate records and documents and certificates of public officials and officers of the Corporation, have considered such matters of law and have made such enquiries of officers of the Corporation and other persons as we have considered appropriate or necessary as a basis for the opinions expressed herein. In such examinations, we have assumed (i) the genuineness of all signatures on the documents examined by us and, except with respect to the Corporation, the authority of all persons signing documents examined by us, (ii) the authenticity of all documents examined by us which were submitted to us as originals, (iii) the conformity to authentic original documents of all documents examined by us which were submitted to us as certified, conformed, facsimile or photostatic copies of original documents and (iv) the identity and capacity of all individuals acting or purporting to act as public officials.

The opinions hereinafter expressed are limited to the laws of the Province of British Columbia and the federal laws of Canada applicable therein on the date hereof. Accordingly, our opinions in paragraphs 5 and 6 below are limited to the due authorization, execution and delivery of the Underwriting Agreement, the Indenture and the Notes and the due issuance of the Notes under the laws of the Province of British Columbia and the federal laws of Canada applicable therein and we express no opinion with respect to the requirements of the Underwriting Agreement or the Indenture, which are matters of New York law. We understand that you are being provided with and are relying upon an opinion dated the date hereof of Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to the laws of the United States of America and the State of New York related to the creation, offering and sale of the Notes and certain other matters including, without limitation, satisfaction of the requirements of the Act and the Trust Indenture Act. Paul, Weiss, Rifkind, Wharton & Garrison LLP may rely on this opinion for the purposes of such opinion, as if this opinion were addressed to them.

The qualification of any opinion or statement herein with respect to the existence or absence of facts by “to our knowledge” means actual knowledge of the lawyers of our firm involved in the preparation of the Offering Materials without any independent investigation or inquiry.

In expressing the opinions set forth below we have assumed, without independent investigation, that the Indenture and the Underwriting Agreement have been duly authorized, executed and delivered by and constitute valid and legally binding obligations of the Trustee and the Underwriters, respectively, that the Notes conform to the specimen thereof examined by us and that the Trustee’s certificates of authentication of the Notes have been manually signed by one of the Trustee’s authorized officers.

In addition, in rendering the opinions set forth:

(a)

in paragraphs 1, 2, 3, 4 and 9 below, we have relied upon the Officer’s Certificate (a copy of which has been provided to you) with respect to the accuracy of factual matters contained therein, which factual matters have not been independently investigated or verified by us; and

(b)

in paragraphs 9 and 11 below, with respect to any agreement or instrument set forth in Schedule “A” to the Officer’s Certificate which by its terms purports to be governed by the laws of any jurisdiction other than the Province of British Columbia, such opinions are based solely upon our understanding of the plain language of such agreement or instrument and we express no opinion with respect to the interpretation of such agreement or instrument.

Based and relying upon and subject to the foregoing, we are of the opinion that at the date hereof:

1. The Corporation has been duly continued and is validly existing as a corporation under the federal laws of Canada, with corporate power and authority to own its properties and conduct its business as described in the Prospectuses, and the Corporation has all requisite corporate power and authority to execute, deliver and perform its obligations under the Underwriting Agreement, the Indenture and the Notes.

2. The Corporation has an authorized capitalization as set forth in the Prospectuses and all of the issued and outstanding shares in the capital of the Corporation have duly authorized and validly issued and are fully paid and non-assessable.

3. The Corporation has been extra-provincially registered or otherwise duly qualified as an extra-provincial or as a foreign corporation for the transaction of business under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, or is subject to no material liability or disability by reason of the failure to be so qualified in any such jurisdiction.

4. To our knowledge, based solely upon documents provided to us by the Corporation and conferences with officers and other representatives of the Corporation in connection with the offering of the Notes, and other than as set forth in the Prospectuses, there are no legal or governmental proceedings pending to which the Corporation or any of its subsidiaries is a party or of which any property of the Corporation or any of its subsidiaries is the subject which are of a character required by the Securities Act (British Columbia) and the rules, regulations and published policy statements applicable in the Province of British Columbia (“British Columbia Securities Laws”) to be described or referred to in the Prospectuses and no such proceedings are threatened or contemplated by any Governmental Agency or threatened by others.

5. The Underwriting Agreement has been duly authorized and, to the extent that execution and delivery are governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein, executed and delivered by the Corporation.

6. The Indenture and the Notes have been duly authorized and, to the extent that execution, issuance and delivery are matters governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein, the Indenture has been duly executed and delivered by the Corporation and the Notes have been duly executed, issued and delivered by the Corporation, and the Indenture and the Notes conform in all material respects to the descriptions thereof in the Prospectuses.

7. The form of global certificate representing the Notes, as included in the Indenture, has been duly approved and adopted by the Corporation and complies in all material respects with all applicable statutory requirements of the Province of British Columbia and of Canada applicable therein and with any applicable requirements of the constating documents of the Corporation.

8. The Indenture and the issuance of the Notes thereunder comply, to the extent applicable, with the provisions of the Canada Business Corporations Act. No registration, filing or recording of the Indenture under British Columbia Securities Laws is necessary in order to preserve or protect the validity or enforceability of the Indenture or the Notes issued thereunder.

9. The issue and sale of the Notes and the compliance by the Corporation with all of the provisions of the Notes, the Indenture and the Underwriting Agreement and the consummation by the Corporation of the transactions therein contemplated will not (A) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any of the agreements or instruments set forth in Schedule “A” to the Officer’s Certificate, (B) result in any violation of the provisions of the Articles of Continuance or the By-laws, as amended of the Corporation, or (C) contravene any federal, provincial or local law, rule or regulation of the Province of British Columbia or Canada applicable to the transactions contemplated by the issue and sale of the Notes or the provisions of the Indenture or the Underwriting Agreement or, to the best of our knowledge, any order applicable to the Corporation of any court or of any other governmental body or instrumentality having jurisdiction over it or any of its property that would have a Material Adverse Effect (it being understood that for the purpose of this clause (C), we are not passing upon compliance with respect to antifraud or similar provisions of any law, rule or regulation).

10. No Governmental Authorization of or with any Governmental Agency in Canada is required for the issue and sale of the Notes or the consummation by the Corporation of the transactions contemplated by the Underwriting Agreement or the Indenture, except such as have been obtained.

11. To our knowledge, the Corporation is not in violation of its constating documents or in default in the performance or observance of any material obligation, covenant or condition contained in any of the agreements or instruments set forth in Schedule “A” to the Officer’s Certificate.

12. To our knowledge, all descriptions in the Prospectuses of contracts, agreements, arrangements and other documents to which the Corporation or its subsidiaries are a party are correct in all material respects.

13. The information in the Registration Statement under “Part II – Indemnification of Directors and Officers” and the statements set forth in the Prospectuses under the captions “Risk Factors — It may be difficult for you…”, “Description of the Notes — Enforceability of Judgments” and “Tax Considerations — Certain Canadian Federal Income Tax Considerations”, insofar as they purport to describe the provisions of the laws of the Province of British Columbia or the federal laws of Canada applicable therein, and under the caption “Underwriting”, have been reviewed by us and, to the extent that such statements constitute matters of law or legal conclusions, such statements fairly present the information disclosed therein and, insofar as such statements purport to describe the provisions of laws or documents referred to therein, such statements are correct in all material respects, in each case subject to the qualifications, limitations and assumptions set out under each such caption in the Registration Statement or the Prospectuses, as applicable.

14. Insofar as matters of the laws of the Province of British Columbia and the federal laws of Canada applicable therein are concerned, the Registration Statement and the filing of the Registration Statement with the Commission have been duly authorized by and on behalf of the Corporation, and the Registration Statement has been duly executed pursuant to such authorization by and on behalf of the Corporation.

15. A final receipt has been obtained in respect of the Canadian Base Prospectus from the BCSC and, subject to the filing of standard post-closing notices, all necessary documents have been filed, all necessary proceedings have been taken and all necessary authorizations, approvals, permits and consents have been obtained under British Columbia Securities Laws to permit the Notes to be offered, sold and delivered, as contemplated by the Underwriting Agreement and pursuant to the U.S./Canada Multi-Jurisdictional Disclosure System (“MJDS”), in the United States, and no other Governmental Authorization of or with any Governmental Agency in Canada or the Province of British Columbia is

required for such offering, sale or delivery of the Notes pursuant to the MJDS in the United States or the consummation by the Corporation of the transactions contemplated by the Underwriting Agreement, except such as have been obtained.

16. The Corporation is a “reporting issuer” under the securities legislation of the Province of British Columbia and is not on the list of defaulting issuers maintained under such legislation, and the Corporation meets the general requirements to use a short form prospectus under National Instrument 44-101 – Short Form Prospectus Distributions.

17. There are no franchises, contracts, indentures, mortgages, loan agreements, notes, leases or other instruments referred to in the Prospectuses that in accordance with the requirements of the BCSC are required to be made publicly available in connection with the offering of the Notes that have not been made publicly available as would be required, and there are no documents required to be filed with the BCSC in connection with the offering of the Notes that have not been filed as required.

18. No withholding tax imposed under the Income Tax Act (Canada) will be payable in respect of the payment of the Underwriters’ Commission by the Corporation to an Underwriter, provided that the Underwriter deals at arm’s length with the Corporation (as such term is understood for purposes of the Income Tax Act (Canada)); the services performed by the Underwriter for which the Underwriters’ Commission is payable are performed in the ordinary course of business carried on by the Underwriter that includes the performance of such services for a fee; the amount of each such payment is reasonable in the circumstances; and each such payment is made in respect of services rendered by the Underwriter wholly outside of Canada.

19. No goods and services tax imposed under the federal laws of Canada will be payable by the Corporation to, or collectable by, an Underwriter that is not a resident of Canada, in respect of the payment of the Underwriters’ Commission to such Underwriter, provided that each such payment is made in respect of services performed by the Underwriter wholly outside of Canada.

20. No stamp duty, documentary, value added or transfer taxes are payable by the Corporation under the federal laws of Canada or the laws of the Province of British Columbia in connection with the sale and delivery of the Notes by the Corporation pursuant to the Underwriting Agreement.

21. A court of competent jurisdiction in the Province of British Columbia (a “British Columbia Court”) would give effect to the choice of the law of the State of New York (“New York law”) as the proper law governing the Underwriting Agreement, the Indenture and the Notes, provided that such choice of law is: (A) bona fide (primarily in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction); (B) legal; and (C) not contrary to public policy as that term is applied by a British Columbia Court (“Public Policy”). In our opinion, no Public Policy would be offended by recognition of this choice of law, nor are we aware of any basis upon which such choice of law would not be bona fide and legal.

22. In an action on a final and conclusive judgment in personam of any federal or state court in the State of New York (a “New York Court”) that is not impeachable as void or voidable under New York law, a British Columbia Court would give effect to the appointment by the Corporation of CT Corporation System as its agent to receive service of process in the United States of America under the Underwriting Agreement and the Indenture and to the provisions therein whereby the Corporation submits to the non-exclusive jurisdiction of a New York Court except that a British Columbia Court may not consider itself bound by any provision of the Underwriting Agreement or the Indenture purporting to make that submission to jurisdiction exclusive.

23. If the Underwriting Agreement, the Indenture or the Notes are sought to be enforced in the Province of British Columbia in accordance with the laws applicable thereto as chosen by the parties, namely New York law, a British Columbia Court would, subject to the opinion expressed in paragraph 21 above, recognize the choice of New York law and, upon such law being specifically pleaded and appropriate evidence as to such law being adduced, apply such law to all issues that under the conflict rules of the Province of British Columbia, are to be determined in accordance with the proper or governing law of the contract, provided that: (A) none of the provisions of the Underwriting Agreement, the Indenture or the Notes, as the case may be, or of applicable New York law, are contrary to Public Policy; (B) that such New York law does not constitute, directly or indirectly, revenue, expropriatory, public or penal laws; (C) in matters of procedure, the laws of the Province of British Columbia will be applied; (D) a British Columbia Court will retain discretion to decline to hear such action if it is contrary to Public Policy for it to do so, or if it is not the appropriate forum to hear such an action, or if concurrent proceedings are being brought elsewhere; and (E) a British Columbia Court may not enforce an obligation enforceable under the laws of the Province of British Columbia where performance of the obligation would be illegal under the laws of the place of performance.

24. The laws of the Province of British Columbia and the federal laws of Canada applicable therein permit an action to be brought in a British Columbia Court on a final and conclusive judgment in personam of a New York Court that is subsisting and unsatisfied respecting the enforcement of the Underwriting Agreement, the Indenture or the Notes, that is not impeachable as void or voidable under New York law and that is for a sum certain if: (A) the New York Court that rendered such judgment had jurisdiction over the judgment debtor, as recognized by a British Columbia Court (and submission by the Corporation in the Underwriting Agreement and the Indenture to the jurisdiction of the New York Court will be deemed sufficient for such purpose); (B) proper service of process in respect of the proceeding in which such judgment was obtained was made in accordance with New York law; (C) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with Public Policy or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or contrary to any order made by the Competition Tribunal under the Competition Act (Canada); (D) the enforcement of such judgment in British Columbia does not constitute, directly or indirectly, the enforcement of any laws of the State of New York or of the United States of America which a British Columbia Court would characterize as revenue, expropriatory, public or penal laws; (E) in an action to enforce a default judgment, the judgment does not contain a manifest error on its face; (F) the action to enforce such judgment is commenced within the applicable limitation period after the date of such judgment; and (G) the judgment does not conflict with another final and conclusive judgment in the same cause of action, provided that a British Columbia Court may stay an action to enforce a foreign judgment if an appeal of a judgment is pending or the time for appeal has not expired, and provided, further, that under the Currency Act (Canada) a British Columbia Court may only give judgment in Canadian dollars.

25. No Governmental Authorization of or with any Governmental Agency is required to effect payments of principal, premium, if any, and interest on the Notes.

26. The Canadian Prospectus appears on its face to be responsive as to form in all material respects to the requirements of British Columbia Securities Laws as interpreted and applied by the BCSC.

This opinion is delivered solely for the benefit of the persons to whom it is addressed, except as otherwise indicated herein, and may not be quoted, filed with any governmental authority or other regulatory agency or otherwise circulated or utilized for any purposes without our prior written consent.

Yours very truly,

November 18, 2014

BNP Paribas Securities Corp.

787 Seventh Avenue, 7th Floor

New York, NY 10019-6016

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

and

RBC Capital Markets, LLC

Three World Financial Center

200 Vesey Street

New York, New York 10281

Dear Sirs/Mesdames:

Re:	Methanex Corporation – Offering of 4.250% Senior Notes due 2024 and 5.650% Senior Notes due 2044

We have acted as Canadian counsel to Methanex Corporation (the “Corporation”) in connection with the underwriting agreement dated November 13, 2014 (the “Underwriting Agreement”) among the Corporation and the several underwriters named in Schedule I to the Underwriting Agreement (the “Underwriters”), in connection with the public offering by the Corporation of US$300,000,000 aggregate principal amount of 4.250% Senior Notes due 2024 (the “2024 Notes”) and US$300,000,000 aggregate principal amount of 5.650% Senior Notes due 2044 (the “2044 Notes” and, together with the 2024 Notes, the “Notes”).

This letter is being furnished to you pursuant to Section 7(d) of the Underwriting Agreement. All defined terms not otherwise defined herein have the meanings attributed to them in the Underwriting Agreement.

As such counsel, we have participated, together with Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Corporation, and Shearman & Sterling LLP, U.S. counsel for the Underwriters, in the preparation and have reviewed copies of the Canadian Base Prospectus, the Canadian Preliminary Prospectus, the Canadian Prospectus and the Canadian Offering Memorandum (collectively, the “Canadian Disclosure Package”).

In the course of the preparation by the Corporation of the Canadian Disclosure Package, we have participated in conferences with certain of the officers and representatives of, and the independent chartered accountants for, the Corporation, at which the contents of the Canadian Disclosure Package were discussed. Given the limitations inherent in the independent verification of factual matters and the character of determinations involved in the prospectus filing process in Canada, we are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Canadian Disclosure Package, and have made no independent check or verification thereof. Subject to the foregoing, and on the basis of information gained in the course of the performance of the services referred to above, including information obtained from officers and representatives of, and the independent chartered accountants for, the Issuer, no facts have come to our attention that cause us to believe that the Canadian Disclosure Package, as of its date, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading. However, we express no view or belief with respect to financial statements, notes or schedules and other financial, accounting or statistical data included in, incorporated into or omitted from the Canadian Disclosure Package.

Our comments set out above as to the absence of material facts which have come to our attention which could be indicative of a misrepresentation in the Canadian Disclosure Package are based on our experience in practising securities law in the Province of British Columbia and on the meanings of the terms “material fact” and “misrepresentation” as stated below. Such comments are limited to the meanings of such terms under the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

References in this letter to “material fact” are to the definition of such term in Section 1 of the Securities Act (British Columbia) (“BCSA”). Under the BCSA, a determination of whether a fact is a material fact is principally a factual, not a legal, matter, requiring a determination as to the effect information would have on market prices or values of the relevant securities.

References in this letter to “misrepresentation” are to the definition of such term in Section 1 of the BCSA. Under the BCSA, misrepresentation is defined as (a) an untrue statement of material fact, or (b) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

This letter is furnished to you at your request solely for your benefit in connection with your use of the Canadian Disclosure Package, and may not be relied upon in any manner or for any purpose by any other person and may not to be quoted, in whole or in part, without our prior written consent.

Yours truly,